Exhibit 99.1

Itaú CorpBanca and Subsidiaries - As of and for the month ended September 30, 2017

The financial information of Itaú CorpBanca as of and for the month ended September 30, 2017 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONDENSED CONSOLIDATED BALANCE SHEET
Ch$mn
Total Loans	20,819,052
Total Assets	29,137,386

Current accounts and demand deposits	4,196,900
Time deposits and savings accounts	10,046,623
Borrowings from financial institutions	2,243,980
Debt issued	5,975,386

Total Equity	3,452,075
Equity attributable to shareholders	3,227,713
Minority interest	224,362

CONDENSED CONSOLIDATED INCOME STATEMENT
Ch$mn
Net operating profit before loan losses	800,779
Provisions for loan losses	(213,671)
Operating expenses	(537,672)
Operating income	49,436

Income from investments in other companies	1,174
Income before taxes	50,610
Income taxes	33,617

Income from continuing operations	84,227
Income from discontinued operations	-

Net income	84,227

Net income attributable to shareholders	85,065
Minority interest	(838)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Milton Maluhy Filho
Chief Accounting Officer	Chief Executive Officer